Exhibit 99.1

Canadian Solar Announces Pricing of Concurrent Offerings of 2,778,000 Common Shares and
US$130 Million Convertible Senior Notes

GUELPH, Ontario, February 12, 2014 - Canadian Solar Inc. (NASDAQ: CSIQ) (the “Company”, or “Canadian Solar”), one of the world’s largest solar power companies, today announced that it priced the offering of 2,778,000 common shares of the Company, with no par value (the “Common Shares”) (the “Common Shares Offering”), at US$36.00 per common share. The Company also priced the concurrent offering of US$130 million in aggregate principal amount of 4.25% convertible senior notes due 2019 (the “Notes”) (the “Notes Offering”). These offerings, which are subject to customary closing conditions, are expected to close on February 18, 2014. The Common Shares Offering was upsized from 2,600,000 Common Shares and the Notes Offering was upsized from an aggregate principal amount of US$100 million.

The Notes will be convertible into Common Shares at an initial conversion rate of 22.2222 Common Shares per US$1,000 principal amount of the Notes (equivalent to an initial conversion price of approximately US$45.00 per Common Share), subject to adjustments under certain circumstances. The initial conversion price for the Notes represents an approximately 25.0% conversion premium over the Common Shares Offering price of US$36.00 per Common Share. The Notes will accrue interest at an annual rate of 4.25%. Interest on the Notes will be payable semi-annually in arrears on February 15 and August 15 of each year, beginning August 15, 2014. The Notes will mature on February 15, 2019, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date.

Canadian Solar intends to use the net proceeds from these offerings for general corporate purposes, which may include expanding manufacturing capacity, the development of solar power projects and working capital. The Company’s management will retain broad discretion over the use of proceeds, and may ultimately use the proceeds for different purposes than what is currently intended. Pending any ultimate use of any portion of the proceeds from these offerings, Canadian Solar intends to invest the net proceeds in short-term, marketable instruments.

Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, and Nomura Securities International, Inc. are acting as joint book-running managers for the Common Shares Offering. Roth Capital Partners and Northland Securities, Inc. are acting as co-managers for the Common Shares Offering. Canadian Solar has granted the underwriters in the Common Shares Offering a 30-day option to purchase up to an additional 416,700 Common Shares in connection with the Common Shares Offering to cover over-allotments and the initial purchasers in the Notes Offering a 30-day option to purchase up to an additional US$20 million aggregate principal amount of the Notes.

The closing of the Notes Offering is contingent upon the closing of the Common Shares Offering, and the closing of the Common Shares Offering is contingent upon the closing of the Notes Offering.

The Common Shares have been offered under the Company’s existing shelf registration statement which has become effective.  A prospectus supplement and a related base prospectus describing the terms of the Common Shares Offering have been filed with the Securities and Exchange Commission (the “SEC”). Investors are advised to read the prospectus supplement and the related base prospectus and other documents the Company has filed with the SEC for more complete information about the Company and the Common Shares Offering.  A copy of the prospectus supplement and the base prospectus relating to the Common Shares Offering may be obtained by contacting Credit Suisse Securities (USA) LLC, Attention: Prospectus Department at Eleven Madison Avenue, New York, New York 10010-3629 or by telephone at (800) 221-1037, J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions at 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at (866) 803-9204,  and Nomura Securities International, Inc., Attention: Equity Syndicate at Worldwide Plaza, 309 West 49th Street, 5th floor, New York, NY 10019-7316, or by telephone at (212) 667-9000.

The Notes have been offered to qualified institutional buyers pursuant to Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act of 1933, as amended (the “Securities Act”).  The Notes and the Common Shares deliverable upon conversion of the Notes, have not been and will not be registered under the Securities Act or the securities laws of any other place, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor will there be any sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. This press release contains information about the pending offerings of the Common Shares and the Notes, and there can be no assurance that the offerings will be completed.

About Canadian Solar Inc. (NASDAQ: CSIQ)

Founded in 2001 in Canada, Canadian Solar Inc. (NASDAQ: CSIQ) is one of the world’s largest solar power companies. As a leading vertically integrated provider of solar modules, specialized solar products and solar power plants with operations in North America, South America, Europe, Africa, the Middle East, Australia and Asia, Canadian Solar has delivered more than 6 GW of premium quality solar modules to customers in over 70 countries. Canadian Solar is committed to improve the environment and dedicated to providing advanced solar energy products, solutions and services to enable sustainable development around the world. For more information, please visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements made or incorporated by reference in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the risks regarding general business and economic conditions and the state of the solar industry; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand in the Company’s project markets, including the Province of Ontario, Canada, Japan, the U.S. and China;  changes in customer order patterns; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; continued success in technological innovations and delivery of products with the features customers demand; utility-scale project approval process; delays in utility-scale project construction; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 26, 2013 and the prospectus supplement relating to the Common Shares Offering filed on February 11, 2014. Although the Company believes that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.